August 15, 2024

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    EA Series Trust (the “Trust”)
Post-Effective Amendment No. 346 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961
Sparkline International Intangible Value ETF, Sparkline US Small Cap Intangible Value ETF and Sparkline Emerging Markets Intangible Value ETF

Dear Ms. Rossotto:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Sparkline International Intangible Value ETF, Sparkline US Small Cap Intangible Value ETF and Sparkline Emerging Markets Intangible Value ETF (the “Funds”), each a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.     Comment: Please complete each Fund’s fees and expenses table and example and provide a copy to the Staff for review prior to the Funds’ effective date.
Response: The Trust has attached each Fund’s fees and expenses table and example to this correspondence. See Exhibit A.
2.Comment: In the Principal Investment Strategies discussion for each Fund, explain how the Sub-Adviser decides what securities to buy for each Fund; add the definition of “value” and list the types of data the Sub-Adviser uses when deciding what securities to buy for the Funds. Explain what makes a company a “value” company.
Response: As stated in the Principal Investment Strategies section, the Funds will invest in stocks that the Sub-Adviser “believes are attractive relative to its proprietary measure of ‘intangible-augmented intrinsic value.’” In other words, to the Sub-Adviser, “value” companies are those that are attractive relative to “intangible-augmented intrinsic value.” In our response to Comment 4, we have further clarified the Sub-Adviser’s definition of “value” (i.e., “intangible-augmented intrinsic value), and in our response to Comment 8, we have provided examples of the types of data the Sub-Adviser might use in making the above determination.
3.Comment: In the Principal Investment Strategies discussion for the Sparkline International Intangible Value ETF (the “International ETF”) and the Sparkline Emerging Markets Intangible Value ETF (the “Emerging ETF”), provide a definition for a “non-U.S. company”. Do the Funds seek to hold a certain percentage of their assets in companies from certain developed markets and/or emerging markets (as applicable)? Will the Funds have exposure to at least a minimum number of different countries? As it relates to the International ETF, consider whether there is a need to differentiate between developed and emerging market countries.

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Response: The International ETF expects to have exposure to a number of different companies representing developed and emerging markets, but it does not have a specific policy to invest in a minimum or maximum number of countries. The Emerging ETF expects to have exposure to a number of different companies representing emerging market countries, but it does not have a specific policy to invest in a minimum or maximum number of countries. In addition, the International ETF and Emerging ETF have added the italicized text to explain how each Fund determines if a company is a non-U.S. company. The International ETF has elected to continue to include separate lists of the countries that are considered developed market and emerging market, respectively.
“This investment process is applied to a starting investment universe of all publicly listed non-U.S. companies. In determining where a company is located, the Sub-Adviser will consider various factors, including the location of its headquarters, principal operations, revenue sources, principal trading market and legal organization...”
4.Comment: In the Principal Investment Strategies discussion, include the Sub-Adviser’s definition of “intangible-augmented intrinsic value”.
Response: To address the comment, the italicized text has been added to each Fund’s Principal Investment Strategies discussion:
“Unlike most traditional quantitative value strategies, the Sub-Adviser’s definition of intrinsic value (i.e., intangible-augmented intrinsic value) includes an assessment of both tangible assets and intangible value. Including a measurement of a company’s intangible value is a crucial part of the Sub-Adviser’s investment process. The Sub-Adviser believes intangible value is growing increasingly important as the economy shifts from industrial to information-based. The Sub-Adviser focuses on four pillars of intangible value: (1) human capital, (2) brand equity, (3) intellectual property, and (4) network effects, each of which are described more below.
[in the Prospectus the four pillars are set forth here]
The Sub-Adviser employs a proprietary quantitative methodology to determine an estimated value of the foregoing four pillars for each company as well as to determine an estimated value of each company’s tangible assets – the fifth pillar. The assessment of a company’s tangible and intangible value together determine its intangible-augmented intrinsic value. The Sub-Adviser’s valuation process does not necessarily favor a company’s intangible value over its tangible value but due to four of the five pillars considered for determining a company’s value involving intangible value, it is generally expected that intangible will have a higher weight than tangible value. However, the weighting of individual pillars is expected to fluctuate over time.”
5.Comment: In the Principal Investment Strategies section, please include market cap information for International ETF’s and Emerging ETF’s portfolio.
Response: The International ETF and Emerging ETF may invest in small-, mid- and large- capitalization companies. To address the comment, for International ETF and Emerging ETF the italicized text has been added to the Principal Investment Strategies discussion:
“The Sub-Adviser is not constrained by the number of portfolio holdings, except that the Fund will generally hold at least 50 securities. The Fund’s investments may include the common stocks of small-, mid- and large- capitalization companies, Real Estate Investment Trusts (REITs), and depository receipts representing the common stock of non-U.S. companies listed outside their domicile country.”

6.Comment: In the Principal Investment Strategies section, explain what the portfolio construction process is. How does the Sub-Adviser determine what percentage a company will make up of the Fund’s overall portfolio?
Response: The portfolio construction process is explained in the following section of the Principal Investment Strategies section. To further address the comment, the italicized text has been added:
International ETF and Emerging ETF
“This investment process is applied to a starting investment universe of all publicly listed non-U.S. companies. In determining where a company is located, the Sub-Adviser will consider various factors, including the location of its headquarters, principal operations, revenue sources, principal trading market and legal organization. The Sub-Adviser may remove companies from the universe if the Sub-Adviser determines they do not have a meaningful quantity of intangible value. For each company in the investment universe, the Sub-Adviser considers multiple metrics for the company’s attractiveness according to each of the five pillars, and then averages those metrics to produce a score for each of the five pillars. This is because the Sub-Adviser believes that no one data source or metric is infallible and that by combining many metrics, a better result can be obtained. Finally, the composite score is created by summing across the five pillars. The Fund will then generally seek to hold the securities of the companies with the highest total scores. In determining the weighting of each stock, the Sub-Adviser may take into account various factors, including but not limited to value, market capitalization and liquidity.”
Small Cap ETF
“This investment process is applied to a starting investment universe of U.S.-listed equity securities of small-cap companies. The Sub-Adviser may remove companies from the universe if the Sub-Adviser determines they do not have a meaningful quantity of intangible value. For each company in the investment universe, the Sub-Adviser considers multiple metrics for the company’s attractiveness according to each of the five pillars, and then averages those metrics to produce a score for each of the five pillars. This is because the Sub-Adviser believes that no one data source or metric is infallible and that by combining many metrics, a better result can be obtained. Finally, the composite score is created by summing across the five pillars. The Fund will then generally seek to hold the securities of the companies with the highest total scores. In determining the weighting of each stock, the Sub-Adviser may take into account various factors, including but not limited to value, market capitalization and liquidity.”
7.Comment: In the Principal Investment Strategies section, please explain how the Sub-Adviser measures the four pillars.
Response: The Principal Investment Strategies section states that “The Sub-Adviser employs a proprietary quantitative methodology to determine an estimated value of the foregoing four pillars for each company… .” It explains that the Sub-Adviser uses “alternative data” to form metrics for each of the intangible pillars, and that NLP techniques are required to accomplish this. In addition, it notes that “For each company in the investment universe, the Sub-Adviser considers multiple metrics for the company’s attractiveness according to each of the five pillars, and then averages those metrics to produce a score for each of the five pillars. This is because the Sub-Adviser believes that no one data source or metric is infallible and that by combining many metrics, a better result can be obtained.” In our responses to Comments 8, 11, 13, we have added italicized text to add further details onto the process above.

8.Comment: In the Principal Investment Strategies section, please define “alternative data”.
Response: See the italicized text below for changes in response to the comment. This text has been added to the Principal Investment Strategies section of each Fund.
“The Sub-Adviser uses, among other sources, companies’ public accounting disclosures to analyze tangible assets. However, the Sub-Adviser has concluded that most companies’ accounting disclosures omit or give only cursory mention to their intangible value. The technical accounting definition of “intangible assets” is quite specific and captures only a narrow subset of the Sub-Adviser’s broader concept of intangible value. As a result, a key component of the Sub-Adviser’s process is its use of “alternative data” to measure intangible value. Alternative data refers to non-traditional data sources beyond conventional financial, accounting and stock price information. Examples of alternative data may include the narratives in corporate reports, patent and trademark grants, employee reviews, and social media. These examples are for illustrative purposes only; the Fund may choose to use some or none of these datasets, as well as other datasets not listed above. In general, such metrics are quite varied because each intangible pillar must be measured differently.
9.Comment: In the Principal Investment Strategies section, disclose the types of data used and indicate the sources of such data.
Response: See response to Comment 8.
10.Comment: In the Principal Investment Strategies section, clarify the use of tangible and intangible data in the security selection process. Does one type of data take priority over the other?
Response: The Fund’s definition of value includes both an assessment of a company’s tangible assets and intangible value. The Sub-Adviser’s process includes a broad assessment of a company’s intangible value in order to further inform its valuation of a company’s tangible assets. Since four of the five pillars considered for determining a company’s valuation involve intangible value, it is generally expected that intangible value will have a higher weight than tangible value. However, the weightings of individual pillars are expected to fluctuate over time. As stated in the prospectus, the Sub-Adviser’s process combines a number of data sources and/or metrics when deciding what securities should be purchased by the Funds. The italicized text has been added to the Principal Investment Strategies section.
“The Sub-Adviser employs a proprietary quantitative methodology to determine an estimated value of the foregoing four pillars for each company as well as to determine an estimated value of each company’s tangible assets – the fifth pillar. The assessment of a company’s tangible and intangible value together determine its intangible-augmented intrinsic value. The Sub-Adviser’s valuation process does not necessarily favor a company’s intangible value over its tangible value but due to four of the five pillars considered for determining a company’s value involving intangible value, it is generally expected that intangible will have a higher weight than tangible value. However, the weighting of individual pillars is expected to fluctuate over time.”
11.Comment: In the Principal Investment Strategies section, please clarify what “unstructured” means as it relates to alternative data.
Response: The Fund has expanded the examples of unstructured data and added a basic definition of unstructured data to the Principal Investment Strategies section:
“Because alternative data is often unstructured (e.g., text, images, audio) and very large, the Sub-Adviser uses natural language processing (NLP) (a form of machine learning) in addition to traditional quantitative investment techniques to incorporate the data into its investment process. NLP is specifically designed to deal with unstructured text. The Sub-Adviser generally uses a combination of third-party and open-source NLP frameworks, which are widely used and vetted, and adapts them to the unique use case of investing. Open-source NLP frameworks are publicly available code libraries that allow users to freely perform standard NLP tasks, such as named entity recognition, sentiment analysis, and summarization. Third-party NLP frameworks refer to services that, while not fully transparent or free of cost, are accessible to public users to perform NLP tasks such as those mentioned above.”
12.Comment: Supplementally, provide information on the types of alternative data used. Indicate the Sub-Adviser’s experience in using natural language processing (NLP). How does the Sub-Adviser validate its use of NLP in the investment process?
Response: Examples of alternative data are provided in response to Comment 8. Regarding the Sub-Adviser’s experience using NLP, it has managed the ITAN ETF for three years using similar techniques to those proposed to be used for the Funds. The NLP techniques are validated using a standard quantitative research approach that employs both human intuition and historical data to ensure they are measuring what they are intended to measure.
13.Comment: In the Principal Investment Strategies section, please clarify in Plain English what “open-source NLP frameworks” are.
Response: See the response to Comment 11.
14.Comment: Do any of the Funds expect to have high portfolio turnover? If yes, please clarify that in the strategy discussion and add relevant risk information.
Response: The Funds do not expect to have a high portfolio turnover, so no additional disclosure has been added to address portfolio turnover.
15.Comment: In the Principal Investment Risks section, the Funds disclose “Concentration Risk” but none of the Funds have adopted a policy to concentrate their investments in a particular industry. Consider changing this risk to “Focus Risk” or “Sector Risk”.
Response: The Funds have removed “Concentration Risk” and have replaced it with “Sector Risk.” See below for the new Sector Risk disclosure.
“Sector Risk. Companies with similar characteristics may be grouped together in broad categories called sectors. A certain sector may underperform other sectors or the market as a whole. As the Sub-Adviser allocates more of the Fund’s portfolio holdings to a particular sector, the Fund’s performance will be more susceptible to any economic, business or other developments which generally affect that sector.”
16.Comment: In the Principal Investment Risks section, the International ETF and Emerging ETF disclose “Cash Redemption Risk”. Confirm that is accurate or remove the risk. If the risk is applicable, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant confirms that “Cash Redemption Risk” is an accurate risk for the Emerging ETF. The Registrant has removed “Cash Redemption Risk” for the International ETF. The Registrant has revised the risk as follows:
The Fund’s investment strategy may require it to effect redemptions, in whole or in part, for cash. As a result, the Fund may be required to sell portfolio securities to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize investment income and/or capital gains or losses that it might not have recognized if it had completely satisfied the redemption in-kind. As a result, the Fund may be less tax efficient if it includes such a cash payment than if the in-kind redemption process was used exclusively. In addition, cash redemptions may incur higher brokerage costs than in-kind redemptions and these added costs may be borne by the Fund and negatively impact Fund performance.
17.Comment: In the Portfolio Manager section, add the date the portfolio manager began managing each Fund.
Response: The Registrant has added the requested information for each Fund.
18.Comment: In the Additional Information About the Funds’ Investment Objectives and Principal Investment Risks section, explain what will cause the Sub-Adviser to sell a fund holding.
Response: For each Fund, the Registrant has added the following disclosure to Additional Information About the Funds’ Investment Objectives and Principal Investment Risks section:
“The Fund will sell holdings that no longer meet the thresholds based on “intangible-augmented intrinsic value” described in the Principal Investment Strategies section.”

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.

Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel

EXHIBIT A

Fund Summary
INVESTMENT OBJECTIVE
The Sparkline International Intangible Value ETF (the “Fund”) seeks to achieve capital appreciation.
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.55%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.55%
1 The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses and fees and expenses associated with the Fund’s securities lending program, if applicable.
2 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$56	$176

Fund Summary
INVESTMENT OBJECTIVE
The Sparkline US Small Cap Intangible Value ETF (the “Fund”) seeks to achieve capital appreciation.
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.50%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.50%
1 The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses and fees and expenses associated with the Fund’s securities lending program, if applicable.
2 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$51	$160

Fund Summary
INVESTMENT OBJECTIVE
The Sparkline Emerging Markets Intangible Value ETF (the “Fund”) seeks to achieve capital appreciation.
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.60%
1 The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses and fees and expenses associated with the Fund’s securities lending program, if applicable.
2 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$61	$192